UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

PLATINUM ENERGY RESOURCES INC.
(Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number)

Barry Kostiner
189 McNamara Rd.
Wesley Hills, New York 10977
(845) 323-0434

(Name, address and telephone number of person
authorized to receive notices and communications)

- with a copy to -

Eliezer Helfgott, Esq.
Sills Cummis Epstein & Gross P.C.
One Riverfront Plaza
Newark, New Jersey 07102
(973) 643-7000

September 4, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIPNO 727659104	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Barry Kostiner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
	7	SOLE VOTING POWER

		933,130
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		22,000
OWNED BY	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH		933,130
	10	SHARED DISPOSITIVE POWER

		22,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

955,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIPNO 727659104	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Braesridge Energy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		None
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		22,000
OWNED BY	9	SOLE DISPOSITIVE POWER
REPORTING PERSON
WITH		None
	10	SHARED DISPOSITIVE POWER

		22,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $.0001 par value per share (the “Common Stock”) of Platinum Energy Resources Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer are located at 25 Phillips Parkway, Montvale, New Jersey 07645.

Item 2. Identity and Background

(a) - (c) This Schedule 13D is being filed by Barry Kostiner and Braesridge Energy LLC. Braesridge Energy LLC (“BEL”) is a Delaware limited liability company. BEL is owned as follows: Mr. Kostiner (33%), Regent Venture V LLC (65%) and others (2%). Mr. Kostiner is the manager of BEL. As the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, Mr. Kostiner may be deemed to beneficially own the Common Stock held by BEL. BEL disclaims beneficial ownership in the 933,130 shares of Common Stock beneficially owned by Mr. Kostiner and over which Mr. Kostiner has sole voting and dispositive power.

Mr. Kostiner is Chief Executive Officer and a director of the Issuer. He resides at 189 McNamara Rd., Wesley Hills, New York 10977.

BEL has its principal offices at 189 McNamara Road, Wesley Hills, NY 10977. As its principal business, BEL is engaged in energy investing.

Regent Venture V LLC (“Regent”) is a Nevada limited liability company with principal offices at 9440 West Sahara, Suite 240, Las Vegas, NV 89117. The principal business of Regent is energy investing. Regent is managed by Paul Ghermezian. The ultimate economic interest in Regent is held by certain members of the Ghermezian family by virtue of their ownership, directly or indirectly, of various entities, which entities own Regent. Mr. Ghermezian and the other members of the Ghermezian family are Canadian citizens, with principal business interests in Canadian and U.S. real estate and other ventures.

(d) - (e) Neither Mr. Kostiner, BEL, Regent nor Mr. Ghermezian has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years. Neither Mr. Kostiner, BEL Regent nor Mr. Ghermezian has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

(f) Mr. Kostiner is a Canadian citizen.  Mr. Ghermezian is a Canadian citizen.

Item 3. Source and Amount of Funds or Other Consideration

In connection with its formation in 2005, the Issuer issued an aggregate of 3,250,000 shares of Common Stock, at an average purchase price of approximately $0.0077, of which Mr. Kostiner purchased 815,500 shares of Common Stock. On September 23, 2005, the Issuer’s board of directors authorized a stock dividend of .3846153 of a share of Common Stock for each outstanding share of Common Stock, effectively lowering the purchase price to $.0056 per share. The Issuer’s board of directors authorized a four-for-five reverse stock split, which was effected on October 21, 2005, which effectively raised the purchase price to $0.0069 per share (and increased the number of shares held by Mr. Kostiner to 900,000). These 900,000 shares of Common Stock are sometimes referred to herein as Mr. Kostiner’s “Founder’s Shares.” The source of funds for the payment by Mr. Kostiner was personal funds.

In addition, Mr. Kostiner purchased 33,130 shares of Common Stock on the open market for the aggregate net purchase price of approximately $239,119. An itemized breakdown of the daily transactions from July 3, 2006 through September 15, 2006 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Kostiner for such Common Stock was personal funds.

On September 4, 2007, BEL entered into two “written plans for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934. Pursuant to each of the plans, BEL agreed to purchase shares of Common Stock in the following daily amounts at a purchase price not to exceed $7.70 per share:

(a)	2,000 shares per trading day from September 4 through September 12, 2007;

(b)	5,000 shares per trading day from September 17 through September 26, 2007; and

(c)	10,000 shares per trading day from October 8 through October 30, 2007.

BEL purchased 22,000 shares of Common Stock pursuant to these plans for an aggregate purchase price of $167,325 An itemized breakdown of the daily transactions from September 4, 2007 through September 12, 2007 is more fully set forth in Item 5 below. The source of funds for the payment by BEL for such Common Stock was BEL’s working capital.

Item 4. Purpose of Transaction

Mr. Kostiner acquired the shares of Common Stock beneficially owned by him for investment purposes. BEL acquired its shares of Common Stock for investment purposes.

On October 4, 2006, the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation (“TEC”) entered into an Asset Acquisition Agreement and Plan of Reorganization, as amended, pursuant to which the Issuer will acquire all of the assets and assume substantially all of the liabilities of TEC, including approximately $42 million of TEC's debt, in exchange for the issuance of approximately 8 million shares of Common Stock of the Issuer (the “Acquisition”). The Acquisition is expected to be consummated during the third quarter of 2007, subject to the required approval by the Issuer’s stockholders and the fulfillment of certain other closing conditions.

The Issuer intends to seek stockholder approval of the Acquisition at a special meeting of stockholders. A proxy statement covering the proposed Acquisition, among other items, will be mailed to the Issuer’s stockholders of record following the completion of the SEC’s review of the Issuer’s proxy statement. With respect to the vote on the Acquisition at the special meeting, Mr. Kostiner has agreed to vote his Founder’s Shares in the same manner as the shares of Common Stock issued in the Issuer’s initial public offering are voted. All other Common Stock owned by Mr. Kostiner may be voted in any manner Mr. Kostiner chooses. Mr. Kostiner has indicated that he will vote the shares of Common Stock acquired by him and BEL (as manager) in favor of the approval of the Acquisition.

Other than as indicated in this Schedule 13D and in connection with the Acquisition, neither Mr. Kostiner nor BEL has any present plans or proposals which relate to or would result in any of the following (although each reserves the right to develop such plans or proposals): (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any changes in the Issuer‘s charter or bylaws or other actions which may impede the acquisition of the control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)  (i) Mr. Kostiner is the beneficial owner of 955,130 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock (based on the 18,000,000 shares of Common Stock reported to be outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q). Mr. Kostiner is also the beneficial owner of 35,000 warrants to purchase Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless.

(ii) BEL is the record owner of 22,000 shares of Common Stock, representing less than 1% of the outstanding Common Stock, and warrants to purchase 1,746,433 shares of Common Stock of the Issuer. These warrants are not presently exercisable and cannot be exercised until the consummation of the Acquisition. If the Acquisition is not consummated, the Issuer will liquidate and the warrants will expire worthless. Mr. Kostiner, as the manager of BEL, in which capacity he has voting and/or investment power over the shares of Common Stock held by BEL, may be deemed to beneficially own the shares of Common Stock held by BEL. BEL disclaims beneficial ownership in the shares and warrants held by Mr. Kostiner described above Item 5(a)(i).

(b)  Mr. Kostiner has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the 933,130 shares of Common Stock beneficially owned by him. Each of Mr. Kostiner and BEL may be deemed to hold shared power to vote and dispose of the 22,000 shares of Common Stock held by BEL and described above in Item 5(a)(ii).

(c)   (i) No trades were made by Mr. Kostiner of shares of Common Stock of the Issuer within the past 60 days. The following purchases of Common Stock of the Issuer were effected by Mr. Kostiner on the open market pursuant to a 10b5-1 trading plan between July 3, 2006 and September 15, 2006.

Quantity	Date	Price
2,000	07/3/2006	$7.20
2,000	07/5/2006	$7.20
2,000	07/7/2006	$7.20
2,000	07/10/2006	$7.20
2,000	07/11/2006	$7.20
2,000	07/12/2006	$7.20
2,000	07/14/2006	$7.24
1,193	07/21/2006	$7.24
807	07/21/2006	$7.24
2,000	07/24/2006	$7.24
2,000	07/27/2006	$7.27
2,000	08/1/2006	$7.25
2,000	08/2/2006	$7.25
2,000	08/9/2006	$7.17
230	08/18/2006	$7.10
2,000	08/28/2006	$7.19
400	08/30/2006	$7.19
500	09/6/2006	$7.22
2,000	09/11/2006	$7.22
2,000	09/15/2006	$7.23

(ii) The following purchases of shares of Common Stock of the Issuer were effected by BEL on the open market pursuant to its 10b5-1 trading plan within the past 60 days:

# Shares Purchased	Date	Price

2,000	9/4/07	$7.55
2,000	9/5/07	$7.55
2,000	9/6/07	$7.60
2,000	9/7/07	$7.60
2,000	9/7/07	$7.5925
2,000	9/10/07	$7.60
2,000	9/10/07	$7.64
2,000	9/11/07	$7.62
2,000	9/11/07	$7.65
4,000	9/12/07	$7.63

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities   of the Issuer

Pursuant to a Letter Agreement, dated June 3, 2005, between the Issuer, Casimir Capital LP and Mr. Kostiner, when the Issuer seeks stockholder approval of a business combination transaction, Mr. Kostiner has agreed to vote the shares of Common Stock owned by him on such proposal in accordance with the majority of the votes cast by the holders of the shares of Common Stock issued in the Issuer's initial public offering.

Prior to the Issuer’s IPO, each of the founding shareholders, all of who were officers and directors, of the Issuer entered into subscription agreements with the Issuer. Pursuant to certain of these subscription agreements, in the event that such founding shareholder cease to remain affiliated with the Issuer during a certain three-year escrow ending October 28, 2008, then the shares of the Issuer purchased under the subscription agreements revert back to Mr. Kostiner, at his election within three months of the respective subscriber’s termination, at the par value per share purchase price of $0.0001. On May 16, 2007, Mr. James E. Bashaw resigned as a member of the Issuer’s board of directors. On August 15, 2007, Mr. Kostiner entered into an agreement with Mr. Bashaw pursuant to which Mr. Kostiner agreed to purchase Mr. Bashaw's 45,000 shares of Common Stock at the expiration of the three year escrow period, conditioned upon consummation of the Acquisition. These shares will remain in escrow until the expiration of the three year escrow period. There are currently an aggregate of 480,000 additional shares of Common Stock subject to such subscription agreements with the Issuer.

On September 4, 2007, BEL entered into two “written plans for trading securities” within the meaning of Rule 10b5-1 promulgated under the Securities and Exchange Act of 1934. See Item 4.

Item 7. Material to be Filed as Exhibits

1. Joint Filing Agreement, dated as of September 12, 2007, between Barry Kostiner and Braesridge Energy LLC.

2. Asset Acquisition Agreement and Plan of Reorganization dated October 4, 2006, by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation (incorporated by reference to the Issuer’s Current Report on Form 8-K dated October 10, 2006 filed with the SEC on October 11, 2006).

3. Amendment No. 1 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated December 6, 2006 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated December 12, 2006 filed with the SEC on December 12 , 2006).

4. Amendment No. 2 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated February 9, 2007 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated February 15, 2007 filed with the SEC on February 15, 2007).

5. Amendment No. 3 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated March 29, 2007 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 4, 2007 filed with the SEC on April 4, 2007).

6. Amendment No. 4 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated June 1, 2007 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated June 4, 2007 filed with the SEC on June 4, 2007).

7. Amendment No. 5 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated July 18, 2007 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated July 23, 2007 filed with the SEC on July 24, 2007).

8. Amendment No. 6 to Asset Acquisition Agreement and Plan of Reorganization by and among the Issuer, its wholly-owned subsidiary, PER Acquisition Corp. and Tandem Energy Corporation, dated September 4, 2007 (incorporated by reference to the Issuer’s Current Report on Form 8-K dated September 10, 2007 filed with the SEC on September 10, 2007).

9.  Purchase Agreement, dated August 15, 2007, by and between Barry Kostiner and James E. Bashaw.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 12, 2007

By:	/s/ Barry Kostiner

Braesridge Energy LLC

By:	/s/ Barry Kostiner
Name: Barry Kostiner
Title: Manager